June 10, 2013	Janene I. Ásgeirsson

By EDGAR Submission	+1 617 526 6645(t) +1 617 526 5000(f) janene.asgeirsson@wilmerhale.com

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549-3628

Attention: Mr. Jeffrey P. Riedler

Re:	Idera Pharmaceuticals, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 28, 2013
File No. 001-31918

Ladies and Gentlemen:

On behalf of our client, Idera Pharmaceuticals, Inc. (the “Company” or “Idera”), this letter is in response to the letter (the “Letter”) dated June 6, 2013 from Mr. Daniel Greenspan for Mr. Jeffrey P. Riedler, Assistant Director, Office of Healthcare and Insurance, on behalf of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), to Sudhir Agrawal, the Company’s Chairman of the Board of Directors, President and Chief Executive Officer. The Company is filing simultaneously with this letter the Company’s Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy Statement”). The responses set forth below are based, in part, upon information provided to us by the Company. The responses are keyed to the numbering of the comments and the headings used in the Staff’s Letter.

On behalf of the Company, we advise you as follows:

Proposal Two

Approval of an Amendment to our Restated Certificate of Incorporation to increase the number of Authorized Shares of Common Stock, page 12

1. Please amend this proposal to include a statement as to whether or not you have any plans, commitments, understandings, etc. relating to the authorized but unissued common shares that will result from passage of this proposal. If you do have any such plans, commitments, understandings, etc., please include a description of them in the proposal.

In response to the Staff’s comment, the Company has revised the Definitive Proxy Statement to include the following sentence in Proposal Two on page 12: “We do not currently have any plans, understandings, arrangements, commitments or agreements, written or oral, for the issuance of the additional shares of common stock that would be authorized if this proposal is approved.”

Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109

Beijing  Berlin  Boston  Brussels  Frankfurt  London  Los Angeles   New York  Oxford  Palo Alto  Waltham  Washington

June 10, 2013

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone the undersigned at the telephone number indicated on the first page of this letter.

Very truly yours,

/s/ Janene I. Ásgeirsson

Janene I. Ásgeirsson, Esq.

cc: Sudhir Agrawal, Idera Pharmaceuticals, Inc.